Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: October 28, 2021

Richard Barlow’s Answers to User Questions on Reddit

[QUESTION]

Given that Otonomo stock is trading at half of its SPAC NAV right now, what are Wejo’s differentiated competencies that will make investors value Wejo significantly differently?

[ANSWER]

Wejo is differentiated by its connected vehicle data. We have 11.8 million live connected vehicles. We process over 17 billion data points from 76 million journeys per day. And we can deliver value from that. Value that advances road safety and value that makes better transportation experience. That's Wejo.

[QUESTION]

What are you most excited about, regarding Wejo's future?

[ANSWER]

Our Data for Good product. It's that simple. I founded Wejo to mean "we journey" - to a better world, underpinned by the massive volume of data from vehicles and infrastructure - that will change the way we all live, work and travel for the better. From simple examples such as your car knowing where the next available parking space is, to optimizing your commute based on live data feeds, avoiding accidents in roadworks in real time - these are just a few examples - to the huge changes that electric and autonomous vehicles will bring to all of us.

We must reduce emissions. We must switch to clean energy: yet today, Wejo's data shows us that the average EV journey in the US is only TEN MILES. By contrast, very long road trips over 500 miles have TRIPLED since COVID. Wejo is helping cities to build better infrastructure based on drivers' needs and charging requirements

How will autonomous vehicles interact with each other and with cars driven by people? Through data, of course! These are just some of the incredible transformations that Wejo is helping to drive and we're more than excited about the future.

[QUESTION]

How do you think Wejo will partner with and make use of the burgeoning Self driving car industry

[ANSWER]

Wejo has a critical role to play in the AV industry. Wejo's technology enables data from the sensors on millions of cars to "make sense" of location, harsh braking, weather conditions, even bumps in the road. All of this data is anonymous. So imagine if you are driving down the road and hit a big pot hole - or worse, collide with another vehicle - with the help of Wejo, your car will be able to "tell" other cars around you what has happened. Wejo's role is to standardize the data "language" between vehicles which can play an important role to enable AVs and non AVs to communicate. We feel strongly that this is a key element in the adoption and success of the self-driving car industry.

[QUESTION]

What’s the biggest roadblock to a driverless future?

[ANSWER]

Standardized vehicle data communication! Driverless vehicles will enter our world step by step, not in one big switch. We won't suddenly wake up one day and every car be autonomous. How driverless cars interact with each other is one thing that we are working on - and how driverless cars interact with driven cars as well. Connected Vehicle Data - Wejo's 12 trillion data points and growing, over 17 billion new data points a day - are an important element that will help enable vehicles of all makes and models to interact with each other. This is absolutely key to the future of driverless cars. Today, all makes and models of cars have a different data "language". Wejo's common data model enables these to be standardized; this is an important advance to help a driven or driverless car by car maker A can communicate with a driven or driverless car from car maker B. It's a critical and exciting development in the mobility industry.

Your question is a very good one, and one of the reasons we are excited to have welcomed Larry Burns to our board earlier this week. He is a recognized leader in this space having worked with Waymo for 10+ years.

[QUESTION]

Can you please go into your involvement with Palantir?

[ANSWER]

Palantir and Wejo formed a strategic partnership in June this year. Palantir also invested in Wejo at that time. Put simply, Palantir and the Palantir Foundry product are all about big data: making sense and breakthrough findings in massive data sets. Wejo has that massive data set for the automotive industry. Together we are combining the power of our products and data to unlock new intelligence about mobility.

In our recent hackathon, our tech teams came together and discovered several new product ideas for connected vehicle data at scale, in emergencies, for cyclists and even marketing. This is a great example of our intense collaboration!

I must also say that culturally we are 100% aligned. Both companies have the vision and the pace of execution to change the world. If you haven't seen it yet, check out the video we did together in September: https://www.youtube.com/watch?v=wIHAeVaeI1M. This resulted in us appearing on CNBC Closing Bell!

[QUESTION]

Who are your biggest competitors in the space?

[ANSWER]

We're defining the category of connected vehicle data and the automotive cloud so it's hard to say really. We focus on our strengths and drive forward every day.

[QUESTION]

What gives Wejo the edge over others in the connected data space? [ANSWER]

[ANSWER]

Several things. Our unique data supply from multiple car makers (OEMs) is currently at 12 trillion data points and growing, with over 17 billion data points from close to 12 million vehicles live on our platform today right now. This is live data from cars, not aftermarket or other devices

This supply is underpinned by our incredible relationships with the world's leading OEMs. We're showing that we've got multiple OEM demand from our broader ecosystem offering. We're showing that actually we're powering and improving some of the market leaders in mapping because we've got a unique product and a unique asset. We've got incredible OEM relationships. Not just with GM but GM is a massive validation. And GM is known for not only being one of the world's largest OEMs but also the backing of Cruise. We are backed by the same team who back Cruise. Having that differentiates us. But then actually having other OEMs working with us now all over the world is a massive differentiator from our competition.

Wejo's cloud platform - Wejo ADEPT - processes and standardizes all that data in near real time to a common data model. This means that we can tell DOTs what is happening on their roads so they can identify safety hotspots, regardless of the make of car - which as you can imagine, is kind of critical. Wejo enables connected vehicle data from all cars of all types to be meaningful in real-life situations that affect us all. We can help define the infrastructure cities need to build for EV charging based on the charging patterns of multiple makes of EV today, for example.

We have an established and fast growing customer base. Among our existing customers we are proud to name Microsoft, and one of the largest ecommerce companies in the world. Purdue University, several departments of transportation, large fleet firms such as GEOTAB, I could go on. we have a 98% customer retention rate and over 65% repeat buy rate, the characteristics of a healthy business as you will see in our upcoming earnings.

Wejo is a cloud platform. In addition to marketplace solutions, we recently launched our on-demand SaaS platform Wejo Studio, enabling customers to access our unique data simply by logging on through a browser. We're also providing cloud services and more coming soon - stay tuned!

[QUESTION]

Can you please tell us your current TAM? Any expansions in the future?

[ANSWER]

Our TAM that we have used is $61 billion by 2030. Regardless, we see a large market opportunity that will grow and is already a massive opportunity for us to grow

[QUESTION]

How are you monetizing the data - who exactly are the customers and why will they spend more?

[ANSWER]

We solve problems that allow us to unlock the value of connected vehicle data. Our approach to connected vehicle data offers tremendous opportunities in improving road safety and improving the transportation experience. These opportunities offer value to a wide variety of participants in the transportation industry. Our products and future products and services turn those benefits – improving safety, improving the transportation experience – into an economic growth system. We are in the middle of that economic growth system. Wejo Marketplace Solutions offer data - in real time or batch - to multiple verticals. We started in the mobility space with smart cities, traffic companies and the like and now are branding out rapidly into Construction & Real Estate, Retail, Advertising, End to End Insurance, and in the future, Roadside Assistance, Remote Diagnostics and Payments. We also offer SaaS solutions providing valuable insights and solutions providing services to automotive companies.

[QUESTION]

Revenues.....How are y’all going to make money?

What are the prices per offering?

How is the data monetized?

Why will customers choose WEJO over BlackerBerry / Amazon AWS IVY and Otonomo and others?

Any insight you can provide in this aspect will be greatly helpful.

Thank You!

[ANSWER]

We're already making money! We have multiple products ranging from marketplace solutions, Wejo Studio and our cloud offerings. Marketplace solutions: a good example is Microsoft as a customer who purchase our data to improve their mapping products. Prices are based on volume and frequency. Some customers purchase data for a given location (example, a city or state) for others the whole of the US or all regions. Customer can subscribe to a daily feed and near real-time feeds or batch data for a given period.

Wejo Studio our latest SaaS solution gives customers direct access to Wejo data through a secure web login on subscription. This is ideal for customers who need instant insights without any storage or set up at all!

We also cloud services for example for OEMs and Tier 1s who need a secure cloud environment in Microsoft Azure and supported by Palantir Foundry to visualize, analyze and leverage the data from their vehicles in near real-time.

These are some of our strengths in the market today.

[QUESTION]

What are the biggest blockers stopping mass market UBI adoption using connected car data? Is obtaining policyholder consent the primary issue?

[ANSWER]

Insurance companies want a solution that can cover multiple OEMs. When data comes from only one OEM, insurers have a complicated process to serve all of their customers. Wejo works with multiple OEMs. Now we can work on products that offer digital insurance. This is one of the projects we are working on with partner Sompo.

Wejo does not use data without consent from drivers. We are passionate about data privacy and security.

[QUESTION]

Many car companies are building out their own AI, vision learning teams to support self-driving cars. What experience (right to play) does Wejo have in those domains?

[ANSWER]

Self-driving cars will be entering our cities and roads increasingly over the coming years. They will mix in with cars driven by people like you and me. One of the fascinating, and necessary, challenges of this evolution is how will vehicles interact with each other? Through connected vehicle data. Cars from different car makers, the traditional and new vendors in the self-driving or AV space, do not have a common vehicle "language" to communicate direction, location, speed, road conditions and so on. Wejo's technology has already proven ability to bring data from different car makes together into a common data model, that helps enable vehicle to vehicle communication. Applying this to self-driving cars is a big focus for us going forward. It is, in our view, an essential step in the self-driving revolution. It's also one of the reasons why we are so excited to welcome Larry Burns, who advised Waymo and is a recognized leader in the AV space, to our board, as announced earlier this week

***

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), and thereafter declared effective on October 22, 2021, including the definitive proxy statement/prospectus filed on October 22, 2021 in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), which was thereafter declared effective on October 22, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 was declared effective, the definitive proxy statement/prospectus was mailed to Virtuoso’s stockholders as of a record date of October 14, 2021 for voting on the proposed business combination. Stockholders are also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus for the proposed business combination. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, is set forth in the definitive proxy statement/prospectus relating to the proposed business combination.